SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2017
REGISTRATIONS BRANCH
16

RMS

17005233

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM ~~X-17A-5~~ ✱
PART III

SEC FILE NUMBER
8-16586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PineBridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue - 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Russo (646) 857-8623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, William Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PineBridge Securities LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance

Title

HEATHER M BUXTON
Registration #01BU6290407
Qualified in Westchester County
My Commission Expires
October 7, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2016

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Member of
PineBridge Securities LLC

We have audited the accompanying statement of financial condition of PineBridge Securities LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PineBridge Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 15, 2017

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	422,716
Due from affiliates		13,715
Prepaid expenses		97,181
Total Assets	$	533,612
LIABILITIES		
Accounts payable and accrued expenses	$	14,741
Due to affiliates		3,474
Total Liabilities		18,215
MEMBER'S EQUITY		
Member's equity		515,397
Total Member's Equity		515,397
Total Liabilities and Member's Equity	$	533,612

The accompanying notes are an integral part of the statement of financial condition.

1. Business and Organization

PineBridge Securities LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of PineBridge Investments Holdings US LLC (the "Parent" or "Member"), whose ultimate parent is Pacific Century Group, a Hong Kong based private investor. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as placement agent for private funds in the United States. There are no employees in the Company.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash includes cash held in a non-interest bearing account. Cash as of December 31, 2016 was $422,716.

Distribution Fees

The Company earns fees by acting as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services irrespective of the success of the offering of securities. The distribution fees are recorded by the Company on a monthly basis.

Fair Value of Financial Instruments

The recorded amounts of the Company's assets and liabilities approximate their fair values principally because of the short-term nature of these items.

3. Unincorporated Business Taxes

The Company, as a single member limited liability company, is a disregarded entity for federal and state income tax purposes and, accordingly, is not subject to federal, state, or local income taxes. Since the sole owner is only subject to New York City Unincorporated Business Tax ("UBT taxes"), the Company is only obligated to provide for such tax on a standalone basis.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

4. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company's net capital was $354,501 above its required net capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 4.50%.

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

5. Related Parties

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All revenue generated by the Company was derived from a related party. The following is a summary of related party transactions.

- The Company has a service agreement with PineBridge Investments LLC ("PBI") whereas the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services. At December 31, 2016, there was no amount due from PBI.
- During the year ended December 31, 2016, the Company had various transactions related to allocations from other related parties. At December 31, 2016, Due from affiliates and Due to affiliates in the statement of financial condition amounted to $13,715 and $3,474, respectively.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

6. Concentrations of Credit Risk

The Company's cash equivalents are held at a major U.S. based money center bank with a credit rating of A+ at December 31, 2016. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation coverage amounts; therefore, the Company is subject to a concentration of credit risk with this major U.S. based money center bank. The Company regularly monitors the credit ratings of the U.S. bank to mitigate the credit risk that exists with the balances not protected by FDIC insurance.

7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

PINEBRIDGE
INVESTMENTS

PineBridge Securities LLC
399 Park Avenue – 4th Floor
New York, NY 10022

February 16, 2017

SEC
Mail Processing
Section
FEB 21 2017
Washington DC
406

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Pursuant to Exchange Act Rule 17a-5, please find enclosed the following reports for PineBridge Securities LLC as of December 31, 2016:

Securities Investor Protection Corporation – SIPC-7
Audited Statement of Financial Condition
Audited Financial Statements and Supplemental Schedules
Exemption review and review report

Please feel free to contact me with any questions, comments or concerns.

Very truly yours,

On behalf of PineBridge Securities, LLC

William Russo
Vice President, Finance

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Board of Directors and Members of
PineBridge Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by PineBridge Securities LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of PineBridge Securities LLC for the year ended December 31, 2016, solely to assist you and SIPC in evaluating PineBridge Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ EisnerAmper LLP

Eisner Amper LLP

New York, New York
February 15, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016586 FINRA DEC
PINEBRIDGE SECURITIES LLC 7*7
ATTN: WILLIAM RUSSO
399 PARK AVENUE 4TH FLOOR
NEW YORK, NY 10022-4614

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Russo (646) 857-8623

SEC
Mail Processing
Section
FEB 2 1 2017
Washington DC
406

2. A.	General Assessment (item 2e from page 2)	$1,350
B.	Less payment made with SIPC-6 filed (exclude interest) 07/28/16 Date Paid	(675)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$675

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $675

H. Overpayment carried forward $(_________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PineBridge Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

William Russo, Vice President, Finance
(Title)

Dated the 26TH day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1 2016
and ending Dec 1 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$540,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$540,000
2e. General Assessment @ .0025	$1,350
	(to page 1, line 2.A.)